Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ENGAGES CONSULTANT TO IMPLEMENT NEW INITIATIVES

Toronto, Ontario - January 10, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF) (“Northcore” or the “Company”), a global provider of asset management and social commerce solutions, is pleased to announce it has entered into a consulting agreement with Dynamic Equity Fund II (“Dynamic”) to assist the Company in implementing new initiatives.

As part of its mandate, Dynamic will help the Company form a Special Committee comprised of relevant domain experts who will create and implement an action plan to transition Northcore into higher margin opportunities by fundamentally changing the Company’s approach to revenue generation from its patented and proprietary intellectual property.

“We are looking forward to Dynamic delivering and implementing an action plan with the expected results being that Northcore and Envision will see benefits in Q2 of this year and beyond,” said Jim Moskos, Interim CEO of Northcore Technologies.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Further disclosure on Envision's portfolio and capabilities can be found at www.envisiononline.ca.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc.(www.envisiononline.ca), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC (www.geassetmanager.com), a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

Northcore Engages Consultant …

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com